EAGLE TEST SYSTEMS, INC.
2200 Millbrook Drive
Buffalo Grove, Illinois 60089
March 8, 2006
VIA EDGAR TRANSMISSION AND FACSIMILE
(202) 772-9218
Jay Mumford
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Eagle Test Systems, Inc.
Registration Statement on Form S-1 (File No. 333-130521)
Dear Mr. Mumford:
     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Eagle Test Systems, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Wednesday, March 8, 2006 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.
     The Registrant acknowledges that:
•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments regarding the foregoing, please contact Michael Turner of Goodwin Procter LLP at (617) 570-1163.

Sincerely,

EAGLE TEST SYSTEMS, INC.

By:	/s/ Leonard Foxman

Name:	Leonard Foxman
Title:	Chief Executive Officer and President